Exhibit (A)(3)

ONI SYSTEMS CORP.
FORM OF CONFIRMATION TO OFFEREES ELECTING
TO PARTICIPATE IN THE OFFER TO EXCHANGE

To	: offeree

This message confirms that on             , 2001, ONI Systems Corp. cancelled options to purchase number shares, which you submitted for exchange under your Letter of Transmittal (Election to Participate). ONI Systems will grant you a new options to purchase number shares, with the terms and conditions described in the Offer to Exchange, on or after May 20, 2002 subject to your continued employment with ONI Systems and the other terms set forth in the Offer to Exchange.

If you have any questions about this message, please contact ONI Systems Stock Administration by email at stockadmin@oni.com, or by telephone at (408) 571-3900.

Thank you,